SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

NeuroDerm Ltd.
__________________________________________________________________________________
(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01
__________________________________________________________________________________
(Title of Class of Securities)

M74231 107
________________________________________________________________________________
(CUSIP Number)

December 31, 2014
____________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M74231 107	13G	Page 2 of 6 Pages
1.	NAMES OF REPORTING PERSONS Robert Taub
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,934,640
	6.	SHARED VOTING POWER 298,250 (1)
	7.	SOLE DISPOSITIVE POWER 2,934,640
	8.	SHARED DISPOSITIVE POWER 298,250 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,232,890
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.0% (2)
12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 298,250 Ordinary Shares held by MINV SA, a company in which the Reporting Person owns over 99.9% of the outstanding shares.

(2)
The percentage ownership shown is based on 16,996,960 Ordinary Shares issued and outstanding as of January 23, 2015 (based on information appearing in the Issuer’s proxy statement, dated January 28, 2015, for its extraordinary general meeting of shareholders that is scheduled to take place on February 23, 2015, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on January 28, 2015).

Item 1(a).  Name of Issuer:

The name of the issuer is NeuroDerm Ltd. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The Issuer’s executive offices are located at Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

Item 2(a).  Name of Person Filing:

Robert Taub, who is filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), is referred to herein as the “Reporting Person.”

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Person is c/o NeuroDerm Ltd., Ruhrberg Science Building, 3 Pekeris St., Rehovot 7670212, Israel.

Item 2(c).  Citizenship:

The Reporting Person is a citizen of Belgium.

Item 2(d).  Title of Class of Securities:

This Statement relates to the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share (“Ordinary Shares”), of the Issuer.

Item 2(e).  CUSIP Number:

The CUSIP number of the Ordinary Shares is M74231 107.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.	Ownership.

                    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,232,890 Ordinary Shares
(b)	Percent of class: 19.0%*
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 2,934,640
(ii)	Shared power to vote or to direct the vote: 298,250**
(iii)	Sole power to dispose of or to direct the disposition of: 2,934,640
(iv)	Shared power to dispose of or to direct the disposition of: 298,250**

*The percentage ownership reflected in this Statement is based on based on 16,996,960 Ordinary Shares issued and outstanding as of January 23, 2015 (based on information appearing in the Issuer’s proxy statement, dated January 28, 2015, for its extraordinary general meeting of shareholders that is scheduled to take place on February 23, 2015, annexed as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Issuer to the SEC on January 28, 2015).

** Consists of 298,250 Ordinary Shares held by MINV SA, a company in which the Reporting Person owns over 99.9% of the outstanding shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

                    Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                    Not applicable.

Item 8.	Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.	Notice of Dissolution of Group.

                    Not applicable.

Item 10.	Certifications.

                    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert Taub
ROBERT TAUB

Dated: February 17, 2015